SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

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            NOTIFICATION OF ELECTION PUSUANT TO RULE 18f-1 UNDER THE
                        INVESTMENT COMPANY ACT OF 1940.
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                                        DLJ WINTHROP OPPORTUNITY FUNDS

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      The undersigned registered open-end investment company hereby notifies the
Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York, and the state of New York on the 27th day of July, 2000.


                            Signature: /s/ Brian Kammerer
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                                       DLJ Winthrop Opportunity Funds

                               By:     Brian Kammerer, Vice President


Attest: /s/ Jim Lisanti
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Vice President, DLJ Asset Management Group